April 28, 2011

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

RE:	The Macerich Company
Form 10-K for the Fiscal Year Ended
December 31, 2010, filed February 25, 2011

File No. 001-12504

Dear Mr. Woody:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 31, 2011 regarding the above mentioned Form 10-K (the “2010 10-K”) for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below.

Mall Stores and Freestanding Stores, page 7

1.            In future periodic filings, please clarify how the rental per square footage disclosure accounts for concessions, abatements, and reimbursements. If the rental disclosure does not account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

The average base rent per square foot disclosure included in the tables on page 8 of the 2010 10-K gives effect to all concessions, abatements and other adjustments or allowances provided to our tenants for each lease in effect as of December 31, 2010 at the applicable centers referenced in the tables.  In applicable future filings, we will clarify this by revising the disclosure in footnote 1 to the tables on page 8 as follows:

“(1)                        Average base rent per square foot is based on spaces occupied as of December 31 for each of the Centers and gives effect to the terms of each lease in effect at such time, including any concessions, abatements and other adjustments or allowances that have been granted to our tenants.”

Management’s Discussion and Analysis of Financial Condition, page 41

2.            Please advise us whether you consider same center NOI a key performance indicator. We may have further comment.

We note the Staff’s comment and respectfully advise the Staff that same center net operating income (“same center NOI”) is not considered by management to be a key performance indicator of operating performance.  The Company discloses same center NOI in its quarterly earnings releases because we believe it is useful to provide investors and analysts with an alternative measure that they can use to evaluate the performance of our centers and to compare our performance with those of other REITs.  While management may consider same center NOI as one indicator of the Company’s financial performance, management does not rely on this as a key performance measure to analyze the Company’s financial results or to manage its business.  We further advise the Staff that we have considered the Commission’s guidance in Section III.B.1 of SEC Release 34-48960. We do not believe that the disclosure of same center NOI in the Company’s periodic filings with the Commission is necessary to promote an understanding of the Company’s disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of such filings nor do we believe that its omission makes our periodic filings with the Commission misleading.

3.            In future periodic filings, please expand your overview and summary to discuss trends and uncertainties related to your business. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

We respectfully advise the Staff that our management gives consideration each quarter to the disclosure of any known trends and uncertainties that have had, or are reasonably expected to have, a material impact on our business.  For example, as disclosed in our Form 10-K for the year ended December 31, 2009, our management recognized that adverse economic conditions at the time were adversely impacting consumer spending levels and the operating results of our tenants, resulting in industry declines in sales per square foot and occupancy.  In light of these industry trends, we disclosed in the Results of Operations discussion of such Form 10-K and in subsequent Form 10-Qs during 2010 that our ability to lease space and negotiate rents at advantageous rates had been, and could continue to be, adversely affected and that more tenants may seek rent relief.  In the 2010 10-K, our disclosure was more limited as we determined that uncertainty and volatility associated with the economic recovery made it too speculative to predict whether improvements in the U.S. economy, the retail industry and our business fundamentals during the end of 2010 would continue and have a favorable impact on our future results of operations.  Notwithstanding this, we did disclose to investors on page 48 of the 2010 10-K our views concerning the uncertainty of the economic recovery and that our business could be harmed if adverse economic conditions continue.

We will continue to evaluate all trends and uncertainties affecting our business and will include disclosure in our future periodic filings of any known trends or uncertainties that have had, or are reasonably expected to have, a material impact on our business.  In this regard, we acknowledge the second part of the Staff’s comment.  In the event we determine that material lease expirations will occur in the next year, we will include disclosure in our future periodic filings concerning the relationship of rents on expiring leases and market rents and, if material, the effect that such lease expirations are reasonably expected to have on our future results of operations.

Comparison Of Years Ended December 31, 2010 and 2009, page 48

4.            Please tell us the reasons, from management’s perspective, for the decrease in rental revenue from the Joint Venture Centers. Also, clarify the reasons for the decrease in rental revenues in spite of the increase in occupancy. To the extent applicable, please include similar disclosure in future filings.

In response to the first part of the Staff’s comment, we respectfully refer the Staff to the disclosure included on page 48 of the 2010 10-K prior to the comparison disclosure for the years ended December 31, 2010 and 2009.  In that disclosure, we noted that one of the principal reasons for the changes in our results of operations for the periods presented was due to the change in how the Company classified the Joint Venture Centers, which consisted of Queens Center and FlatIron Crossing.  Prior to the sale of a partial ownership interest in Queens Center and FlatIron Crossing on July 30, 2009 and September 3, 2009, respectively, the Joint Venture Centers were classified as consolidated Centers.  Therefore, the results of operations of Queens Center for the period of January 1, 2008 to July 29, 2009 and FlatIron Crossing for the period of January 1, 2008 to September 2, 2009 were included in our consolidated results of operations.  Results of operations for each of these Joint Venture Centers following the respective sale of the ownership interest are included in “Equity in income of unconsolidated joint ventures.”  Until the Joint Venture Centers are classified as unconsolidated joint ventures for all periods presented, we will continue to describe how the change in the classification of the Joint Venture Centers has impacted the presentation of our results of operations.

In response to the second part of the Staff’s comment, rental revenues decreased for the year ended December 31, 2010 notwithstanding the increase in occupancy due to lease termination income primarily associated with the Same Centers.  In the revenues discussion on page 48 of the 2010 10-K, we noted that the $13.3 million decrease in Same Centers rental revenue for the period was primarily attributed to a decrease in lease termination income, which declined from $16.2 million in 2009 to $4.4 million in 2010.  In future filings, we will further clarify, if applicable, the extent to which material changes in rental revenue due to changes in occupancy rates have been offset by changes in other factors, such as lease termination income.

5.            In future filings, please provide a discussion of your changes in net income or tell us why such disclosure is not material.

In future periodic filings, we intend to include a discussion of changes in net income in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

4. Investments in Unconsolidated Joint Ventures, pages 82 to 87

6.            We note your disclosure that you have deferred the remaining $26.2 million gain until dissolution of the FlatIron Crossing joint venture due to certain contractual rights afforded to the buyer. Please tell us more about the general nature of these contractual rights and how you determined it was appropriate to treat this transaction as a sale with the majority of the gain deferred. In your response, please reference your basis in GAAP for your accounting treatment.

On September 3, 2009, we formed a joint venture with a third party (“Buyer”) whereby we sold a 75% interest in FlatIron Crossing.  As part of this transaction, we issued warrants for an aggregate of 1,250,000 shares of common stock of the Company.  We received $123.8 million in cash proceeds for the overall transaction, of which $8.1 million was attributed to the warrants and $115.7 million was allocated to the sale of the 75% interest in FlatIron Crossing.

The joint venture’s operating agreement provides for a number of distribution preferences in favor of the buyer.  In the ordering of operating distributions, the Buyer is to receive a 10% per annum return, compounded annually on its contributed capital before we are to receive a comparable distribution.  In addition, in the event the property is sold, the Buyer is to receive a 10% per annum return, compounded annually, on the balance of its unreturned capital and a return of its unreturned capital before we are to receive comparable distributions.

We determined that the sale of the joint venture interest in FlatIron Crossing should be accounted for under ASC 360-20 since the transaction is in substance a sale of real estate.  In accordance, with ASC 360-20-40-5, profit on a real estate sale shall only be recognized if there is a) a consummation of a sale, b) an adequate initial and continuing investment by the buyer, and c) the seller has transferred the risks and rewards of ownership and does not have continuing involvement.  We determined that we met all of these requirements for sale treatment.

Since we sold a 75% interest in FlatIron Crossing, we looked to the guidance on partial sales of real estate in ASC 360-20-40-46, which provides that profit on a partial sale can only be recognized if a) the seller is independent from the buyer, b) collection of the sales price is reasonably assured and c) the seller is not required to support the operations of the property or its related obligations are a greater proportion than its ownership interest.  We determined that we are required to support the operations to a greater extent than our ownership interest due to the distribution preferences granted to the Buyer.  Therefore, under ASC 360-20-40-49, we could only recognize a gain to the extent that the proceeds from the sale ($115.7 million) exceeded our cost related to the entire property ($113.2 million), or $2.5 million.  The remaining net cash proceeds in excess of our carrying value in the interest sold of $26.2 million has been included in other accrued liabilities and will not be recognized until dissolution of the joint venture or disposition of our interest or the Buyer’s interest in the joint venture.

7.            Please provide to us your significance test of SDG Macerich Properties, L.P. and Tysons Corner LLC in accordance with Rule 3-09 of Regulation S-X.

The following table sets forth our significance test for SDG Macerich Properties, L.P. and Tysons Corner LLC in accordance with Rule 3-09 of Regulation S-X:

The Macerich Company

Test of Significant Subsidiaries (Rule 3-09 of Regulation S-X)

December 31, 2010

(Dollars in thousands)

Registrant

	Income from	Income	Adjusted
	Continuing	Tax Benefit	Continuing
	Operations	(Provision)	Operations
2010	$28,630	$9,202	$19,428
2009	$174,891	$4,761	$170,130
2008	$86,593	$(1,126)	$87,719
2007	$80,457	$470	$79,987
2006	$67,197	$(33)	$67,230

5-Year Average			$84,899

Subsidiaries

	SDG Macerich	Tysons
	Properties, L.P.	Corner LLC
Investment Test
Total Investment in Subsidiary	$1,055	$446,710
Total Assets - Registrant	$7,645,010	$7,645,010
As a % of Registrant	0%	6%

Asset Test
Total Assets - Subsidiary	$817,995	$330,117
Registrant’s pro rata share	50%	50%
Total Assets - Subsidiary at pro rata	$408,998	$165,059

Total Assets - Registrant	$7,645,010	$7,645,010
As a % of Registrant	5%	2%

Income Test
Pre-tax income - Subsidiary pro rata	$7,290	$13,917

Pre-tax income - Registrant	$84,899	$84,899
As a % of Registrant	9%	16%

9. Deferred Charges and Other Assets, net:, page 92

8.            Please enhance your policy disclosure related to below market leases and how you determine the period over which lease intangibles are amortized. In your response, address your policy for determining how you assess the likelihood that a lessee will execute a below market lease renewal option.

In future filings, we intend to expand our policy disclosure related to below market leases to include a discussion regarding fixed-rate lease renewal periods and how the Company assesses the likelihood that a lessee will execute a below market lease renewal option.  The following is the disclosure that we intend to include in our future periodic filings (which disclosure will be included in the footnote to our financial statements titled “Deferred Charges And Other Assets, net”):

“The allocated values of above and below-market leases are amortized into minimum rents on a straight-line basis over the individual remaining lease terms. The remaining lease terms of below-market leases may include certain below-market fixed-rate renewal periods. In considering whether or not a lessee will execute a below-market fixed-rate lease renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition such as tenant mix in the center, the Company’s relationship with the tenant and the availability of competing tenant space.”

Exhibits

9.            It appears that the schedules and exhibits for your loan facility, filed as exhibit 10.21, were not included when you filed that agreement originally. Please file the noted agreement, complete with the schedules or exhibits or tell us why the agreement is no longer material.

We respectfully advise the Staff that the $1,500,000,000 Second Amended and Restated Revolving Loan Facility Credit Agreement dated as of July 20, 2006 that was filed as Exhibit 10.21 to the 2010 10-K expired on April 25, 2011.  Accordingly, we no longer consider the agreement to be material.  However, please be advised that we are in the process of negotiating a new $1,500,000,000 Revolving Loan Facility Credit Agreement (the “New Credit Facility”), which we expect to enter into during the week of May 2, 2011.  In accordance with the requirements of Form 8-K, we will file a Form 8-K to report our entry into the New Credit Facility.  As part of such Form 8-K, we intend to file a complete copy of the New Credit Facility, including all schedules and exhibits thereto.

In making these responses, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President and Chief Financial Officer